PROFINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF APRIL 30, 2025

Profinancial Inc.

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32026

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/24 (MM/DD/YY) AND ENDING 04/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Profinancial, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 Wall Street, 25th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jarred Beckerman	212-333-3315	jbeckerman@proissuance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fulvio & Associates, LLP
(Name – if individual, state last, first, and middle name)

5 West 37th Street, 4th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

12/20/2018	6529
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jarred Beckerman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Profinancial, Inc., as of 4/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LISA AVEDISIAN
Commission # HH 523632
Expires May 10, 2028

NOTARY PUBLIC STATE OF FLORIDA

8.7.25

Notary Public

Signature:

Title:
Principal Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Profinancial, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Profinancial, Inc. (the "Company") as of April 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

Fulvio & Associates, LLP

New York, New York

August 11, 2025

Profinancial, Inc.
Statement of Financial Condition
As of April 30, 2025

Assets	
Cash	$ 15,560
Prepaid Expenses	4,760
Total Assets	**$ 20,320**
Liabilities	
Accrued Expenses	$ 9,341
Total Liabilities	**9,341**
Shareholders' Equity	
Common Stock, 1,000 shares authorized, issued and outstanding	600
Additional Paid in Capital	64,002
Accumulated Deficit	(53,623)
Total Shareholders' Equity	**10,979**
Total Liabilities and Shareholders' Equity	**$ 20,320**

The accompanying notes are an integral part of the statement of financial condition.

Profinancial, Inc.
Notes to the Statement of Financial Condition
As of April 30, 2025

NOTE A – BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Profinancial, Inc. ("the Company"), was incorporated in the State of Louisiana effective December 29, 1989. On February 14, 2025, the Company's sole owner Gordon Ogden entered into a purchase and sale agreement with Prometheum, Inc. ("Prometheum"), whereby Prometheum purchased 24.9% of the Company. Subsequent to year end, on May 26, 2025, Prometheum purchased the remaining 75.1% of the Company. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") and is a broker dealer registered with the U.S. Securities and Exchange Commission (the "SEC").

The Company limits its business activities to the private placement of securities and does not hold customer funds or securities. The Company operates under the exemption provided by Footnote 74 to SEC Release No. 34-70073, as it does not carry customer accounts and engages only in activities permitted under that exemption.

Basis of presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940. As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") and the reporting requirements of SEC Rule 17a-5. Pursuant to these rules, the Company files the Financial and Operational Combined Uniform Single ("FOCUS") Report Part IIA on a periodic basis with the SEC and FINRA.

Basis of accounting

The statement of financial condition of the Company has been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of April 30, 2025, the Company did not hold any cash equivalents.

Segment reporting

Based on the internal reporting structure and management's evaluation, the Company has determined that it operates within one reportable segment under the criteria of ASC Topic 280, Segment Reporting. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Losses

The Company complies with ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures.

Profinancial, Inc.
Notes to the Statement of Financial Condition
As of April 30, 2025

NOTE A – BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Losses (continued)
For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

Fair Value Measurement – Definition and Hierarchy
ASC Topic 820, Fair Value measurement defines fair value, establishes a framework for measuring fair value, and established a fair value hierarchy which prioritizes the inputs to the valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quotes prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other that quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

ASC Topic 820, has no material effect on this statement of financial condition. The Company did not hold any securities as of April 30, 2025.

Depreciation and Amortization
Furniture, equipment, and improvements are stated at cost. Depreciation is recognized on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease. Depreciation and amortization expense for the year ended April 30, 2025 was $0.

NOTE B – REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3 percent of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At April 30, 2025, the Company had net capital of $6,219, which was $1,219 in excess of its required net capital of $5,000.

NOTE C - CONCENTRATIONS OF CREDIT RISK

The Company considers all bank deposits as cash and there are no other cash equivalents. All bank deposits are insured by the Federal Deposit Insurance Company ("FDIC") subject to certain limitations. The maximum insurable limit on cash deposits is $250,000 per depositor. Cash in excess of the insurance limit was $0 as of April 30, 2025. No losses have been incurred to date and the Company does not believe it is exposed to any significant credit risk on cash.

NOTE D – COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company had no lease or equipment rental commitments, no underwriting commitments, and no contingent liabilities at April 30, 2025 or during the year then ended.

NOTE E – RELATED PARTY TRANSACTIONS

During the year ended April 30, 2025, the Company's majority shareholder paid $472 directly to a third party on behalf of the Company for fidelity bond coverage. This is reflected as funded by additional paid in capital on the Statement of Financial Condition.

NOTE F – INCOME TAXES

The Company records its state and federal tax liability in accordance with ASC Topic 740 Income Taxes ("ASC Topic 740"). Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates. Income taxes are provided for the tax effects of transactions reported on the statement of financial condition and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for timing differences between the basis of assets and liabilities for statement of financial condition and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled.

The Company had net operating loss carryforwards for federal and state (subject to certain limitations) income tax purposes of approximately $85,000 for the year ended April 30, 2025. However, no deferred tax asset has been recognized in the accompanying statement of financial condition as the potential benefit is fully offset by a valuation allowance due to uncertainty regarding future taxable income. The effect of any potential tax benefit is considered immaterial.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the statement of financial condition. The evaluation was performed through August 11, 2025, which is the date the statement of financial condition was available to be issued. Other than the items listed below, there have been no material subsequent events that occurred through August 11, 2025 that could require adjustment to this statement of financial condition.

On May 1, 2025, the Company entered into an Expense Sharing Agreement ("ESA") with Prometheum. The ESA notes that Prometheum may provide the Company with services including, but not limited to, shared personnel, office space, software, utilities, insurance and other expenses of administrative nature. Furthermore, when Prometheum allocates a paid expense to the Company, that expense will reflect the proportional benefit to the Company and will be recorded on the Company's books and records with an equal and offsetting capital contribution.

On May 14th, 2025 the Company received written approval from FINRA to change its fiscal year end date from April 30th to December 31st with the expectation for the Company to submit its next statement of financial condition as of December 31, 2025.

On May 26, 2025, Prometheum purchased the remaining 75.1% ownership of Profinancial, Inc. under the terms of the purchase and sale agreement originally entered into on February 14, 2025, becoming the Company's sole shareholder. This transaction is subject to regulatory approval, specifically an approval of a Continuing Membership Application ("CMA") by FINRA.

From May 1, 2025 through August 11, 2025, the Company received capital contributions from Prometheum totaling $40,000.